U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August 21, 2017
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
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T Rule 101(b)(1): ____
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82-_______________.d
Enclosures: Audited Financial Results for the year ended 30 June 2017

SASOL LIMITED
Audited Financial Results
for the year ended 30 June 2017
ON A ROBUST FOUNDATION

Sasol Limited Audited Financial Results 2017
Sasol Limited Group
SALIENT FEATURES
Sales volumes
•
Base Chemicals up 3% and Performance
Chemicals up 2%
•
Liquid fuels sales volumes down 2%
Strong operational performance
across most of the value chain
•
Secunda Synfuels Operations volumes up 1%,
to a new record production level
•
Eurasian Operations volumes up 6%, highest
since 2015
Strong cost and cash performance
•
Cash fixed costs, in real terms, remained flat
for three consecutive years
•
Achieved R5,4 billion per annum of
sustainable savings from our Business
Performance Enhancement Programme,
a year earlier than planned
•
Delivered cumulative capital conservation and
cash savings from low oil Response Plan of
R69,4 billion
Delivering on our stakeholder
commitments
•
Invested R1,6 billion in skills and socio-
economic development
•
Over R7 billion spent on preferential
procurement from black-owned enterprises
in South Africa
Audited Financial Results
for the year ended 30 June 2017
Sasol is an international integrated chemicals and energy company. Through our talented people, we use selected technologies to safely and sustainably source, produce and market chemical and energy products competitively to create superior value for our customers, shareholders and other stakeholders.
Safety Recordable Case
Rate (RCR), excluding
illnesses, improved to
0,28
,
regrettably five
fatalities
Lake Charles
Chemicals Project
74%
complete, capital
expenditure to date
of US$7,5 billion
and tracking revised
estimate
Core headline
earnings up
6%
reflects sustainable
operations
Headline earnings per
share down 15% to
R35,15
;
earnings per share up
54% to R33,36 in line
with market consensus

Sasol Limited Audited Financial Results 2017

2017
2016
Contribution to group operating proﬁt
(%)
2017
2016
Contribution to group turnover (%)
Segment report
for the year ended 30 June
Turnover

Operating profit/(loss)
R million

R million
2015
2016
2017
Segment analysis
2017
2016
2015
20 859
21 186
23 046
Operating Business Units
4 310
(6 975)
1 173
15 687
16 975
18 962
■
Mining
3 725
4 739
4 343
5 172
4 211
4 084
■
Exploration and
Production International
585
(11 714)
(3 170)
187 312
173 042
170 413
Strategic Business Units
26 843
29 831
45 448
75 800
64 341
64 772
■
Energy
11 218
14 069
22 526
39 728
35 067
35 755
■
Base Chemicals
5 625
4 486
10 208
71 784
73 634
69 886
■
Performance Chemicals
10 000
11 276
12 714
221
108
516
■
Group Functions
552
1 383
(72)
208 392
194 336
193 975
Group performance
31 705
24 239
46 549
(23 126)
(21 394)
(21 568)
Intersegmental turnover

185 266
172 942
172 407
External turnover

Sasol Limited Audited Financial Results 2017

Financial results overview
1,3
Sasol delivered a strong business performance across most of the value chain, with our Secunda Synfuels
Operations (SSO) reporting record volumes and our Eurasian Operations delivering their highest production volumes since 2015. However, continued volatility in the macro-economic environment, particularly the stronger rand and low oil price, has adversely impacted our financial performance.
Earnings attributable to shareholders for the year ended 30 June 2017 increased by 54% to R20,4 billion from
R13,2 billion in the prior year. Headline earnings per share (HEPS) decreased by 15% to R35,15 and earnings per share (EPS) increased by 54% to R33,36 compared to the prior year. The prior year EPS was negatively impacted by the R9,9 billion partial impairment of our Canadian shale gas assets.
Core headline earnings² increased by 6% (R2,29 per share) compared to the prior year. The Sasol Limited
Board (“the Board”) considers core headline earnings as an appropriate indicator of the sustainable operating performance of the group, as it adjusts for period close and once-off items as noted below.
Sasol’s headline earnings were impacted by the following notable once-off and period close items:

2017
2016
Headline earnings
R35,15
R41,40
Translation losses/(gains) (including foreign exchange contracts) arising from a stronger closing rand/US dollar market exchange rate at 30 June
2017
R2,70
(R0,86)
Mark-to-market valuation of oil and foreign exchange derivatives using forward curves and other market factors at 30 June 2017
(R1,73)
–
Provision/(reversal of provision) for tax litigation matters
R1,49
(R3,77)
Impact of prolonged labour actions at Mining in the first half of the year
R1,45
–
Core headline earnings
R39,06
R36,77
Included in remeasurement items is a partial impairment of our US Gas-to-Liquids (GTL) project amounting to
R1,7 billion (US$130 million) due to the uncertainty around the probability and timing of project execution and the reversal of a partial impairment of the Lake Charles Chemicals Project (LCCP) amounting to R0,8 billion
Joint President and Chief Executive Officer, Bongani Nqwababa said:
Notwithstanding the volatile macro-economic environment in which we operate, Sasol delivered a resilient performance. This is testament to the robust foundation we have in place to position Sasol for long-term growth, since we are able to operate profitably and generate healthy free cash flows at oil prices of
US$40/bbl. Our sound business fundamentals are further reflected in our record production volumes and earlier-than-anticipated realisation of the full Business Performance Enhancement Programme (BPEP)
savings target. Our heightened focus on macro-economic risk mitigations to protect and strengthen our balance sheet and our ability to operate safe, reliable and sustainable operations positions us well for future value-based growth.
Joint President and Chief Executive Officer, Stephen Cornell said:
Disciplined cost control, focused cash conservation and effective management of financial risks have enabled us to continue delivering shareholder value and achieving a competitive market position. These factors, integral to our DNA, attest to the underlying resilience of our business and our determination to provide shareholders with a world-class investment. To drive future growth, we will sustain this robust foundation through meticulous ongoing continuous improvements, while further enhancing our systems and capital allocation process. As we refine our long-term strategy, our objective is to ensure we have sufficient flexibility to deliver value-based growth under various scenarios. By identifying all opportunities that can contribute to increased total shareholder returns, Sasol is driving an exciting new era of growth for our shareholders and stakeholders.

Sasol Limited Audited Financial Results 2017

(US$65 million), which resulted from lower spot discount rates and the extension of the useful life of the project to 50 years.
The highlights of our operational performance can be summarised as follows:
○
SSO increased production volumes by 1% to a record 7,83 million tons;
○
Natref production volumes decreased by 5%. Planned plant shutdowns during the first half of the year contributed to a 3% decrease in production volumes and unplanned downtime during May 2017 led to a
2% reduction in production volumes;
○
Our Eurasian Operations increased production volumes by 6% due to stronger product demand;
○
ORYX GTL achieved a utilisation rate of 95%, compared to 81% in the prior year, which is higher than market guidance;
○
Our Performance Chemicals business reported a 2% increase in sales volumes, which is at the upper end of our market guidance, mainly as a result of stronger demand and improved plant stability;
○
Our Base Chemicals sales volumes increased by 3%, slightly below market guidance, due to extended shutdowns at our Chlor Vinyls and Polypropylene plants and a fire at a third party warehouse; and
○
Liquid fuels sales volumes in our Energy Business decreased by 2% due to a greater portion of production volumes from SSO being allocated to our higher margin yielding chemical businesses and lower Natref production volumes. Excluding the effect of the Natref downtime and lower allocated volumes from SSO, our liquid fuels sales volumes increased by 1%.
The decrease in the effective corporate tax rate from 36,6% to 28,3% was mainly as a result of the
R9,9 billion partial impairment of our Canadian shale gas assets in the prior year. The adjusted effective tax rate, excluding equity accounted investments, remeasurements and once-off items, is 26,5% compared to
28,2% in the prior year.
We have seen some recovery in global oil and product prices as average Brent crude oil prices were 15%
higher compared to the prior year (average dated Brent was US$49,77/bbl for the year ended 30 June 2017 compared with US$43,37/bbl in the prior year). Despite softness in commodity chemical prices experienced at the start of the financial year, we have seen a steady increase in demand and robust margins in certain key markets. The average margin for our speciality chemicals business remains resilient, despite a margin squeeze in our ammonia business as a result of oversupply in global markets.
Excluding the effect of our hedging programme, the average rand/US dollar market exchange rate strengthened by 6% from R14,52 in 2016 to R13,61, and the closing rand/US dollar market exchange rate strengthened by 11% from R14,71 to R13,06. This resulted in translation losses of R2,3 billion on the valuation of the balance sheet compared to translation gains of R1,1 billion recognised in the prior year (including foreign exchange contracts).
We continued to deliver a strong cost performance and managed to contain our cash fixed costs to below inflation in nominal terms, despite the additional once-off costs incurred due to the Mining strike.
Through our continued focus on cost control and the commitment of our people, we achieved our Business
Performance Enhancement Programme (BPEP) sustainable savings exit run-rate target of R5,4 billion per annum in 2017, a year earlier than previous market guidance. We have now closed out our BPEP programme, having achieved the targeted sustainable savings. Going forward we are committed to further drive continuous improvement to identify opportunities to sustainably drive down costs and deliver  improved returns to our shareholders and stakeholders.
Our comprehensive Response Plan (RP), to counter the effects of a low oil price by focusing on capital conservation and cash savings, has continued to yield positive results in line with our 2017 targets, despite margin contraction and the negative impact of a much stronger exchange rate. The RP realised capital conservation and cash savings of R32,3 billion in 2017, bringing our total cumulative cash conservation to
R69,4 billion. The RP’s objective is to place the company in the best possible position to operate profitably in a US$40/bbl oil price environment and to proactively manage the balance sheet and our liquidity. We have increased our RP sustainable annual cash cost savings target from R2,5 billion to at least R3,0 billion by 2019,

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Overview
(continued)
in addition to the R5,4 billion sustainable savings from our BPEP. This takes our cumulative sustainable cost savings to R8,4 billion.
Actual capital expenditure, including accruals, amounted to R60,3 billion. This includes R36,8 billion
(US$2,7 billion) relating to the LCCP. Our actual capital expenditure for the full year is below previous market guidance of R66 billion, largely due to the stronger exchange rate, re-phasing of the LCCP capital cash flow and active management of the capital portfolio.
During the current financial year, Sasol entered into a number of hedges to mitigate specific financial risks and provide protection against unforeseen movements in oil prices, interest rates, currency movements, and commodity and final product prices. Approximately 50% of the crude oil exposure was hedged with crude oil put options for 2017 and 2018 at a net price of ~US$48,15/bbl. A total net loss of R237 million (US$17 million)
was recognised during the period. To manage the exposure to the US dollar, approximately 70% of the rand/US dollar exposure has been hedged with zero-cost collar instruments at a floor of ~R13,46 for 2018.
A net gain of R1 608 million (US$118 million) was recognised during the period. Should appropriate hedges become available in the market at an acceptable cost, we will enter into additional hedges as mitigation against these financial risks.
Our net cash position decreased by 44%, from R52,2 billion in June 2016 to R29,3 billion as at 30 June 2017 mainly due to the funding of the LCCP and the effect of a stronger closing rand/US dollar exchange rate.
Loans raised during the year amounted to R13,3 billion, mainly for the funding of our growth projects. We have sufficient liquidity in place to fund the LCCP and our business operations.
Cash generated by operating activities decreased by 19% to R44,1 billion compared with R54,7 billion in the prior year. This is largely attributable to purchases of crude oil options of R1,3 billion (US$103 million), increases in working capital as well as a stronger rand/US dollar exchange rate. Notwithstanding reduced cash flows, our balance sheet has the capacity to lever up, as we continue to execute our growth plans and return value to our shareholders. Accordingly, in support of our funding strategy, gearing increased to 27%, which is better than our previous market guidance of 30% to 35%. This provides us with additional headroom compared to our internal targets.
To manage the impact of price volatility and the lower oil price environment, the Board concluded that our internal gearing ceiling will remain at 44% until the end of the 2018 financial year. The net debt-to-EBITDA ratio is 1,13 times compared to 0,56 times in the prior year and is expected to remain below our target of
2,0 times. We actively manage our capital structure and funding plan to ensure that we maintain an optimum solvency and liquidity profile.
Our dividend policy is to pay dividends within a dividend cover range based on HEPS. Taking into account the current volatile macro-economic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared a gross final dividend of R7,80 per share. The dividend cover was 2,8 times at 30 June 2017 (30 June 2016: 2,8 times).
¹
All comparisons to the prior year refer to the year ended 30 June 2016. Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.
²
Core headline earnings are calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of significant capital projects, exceeding R4 billion which have reached beneficial operation and are still ramping up and share-based payments on implementation of BBBEE transactions. Once-off items relate to the impact of the prolonged labour actions at Mining as well as the Sasol Oil tax litigation matter. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.
³
All non-GAAP measures (such as normalised operating profit, core headline earnings, adjusted effective tax rate, etc.)
have not been audited and reported on by the company’s auditors.
4
Normalised operating profit is calculated by adjusting operating profit for translation effects relating to the closing exchange rate, valuation of hedges, remeasurement items, the reversal of the provision relating to Escravos (EGTL) in the prior year and the strike at Mining.

Sasol Limited Audited Financial Results 2017

Strong operational performance supported by sustained cost
improvements
1,3,4
Operating Business Units
Mining – uninterrupted supply to Secunda Synfuels Operations, however negatively impacted by strike action
Operating profit decreased by 21% to R3,7 billion compared to the prior year, primarily due to the impact of labour actions at our Secunda mining operations in the first half of the financial year. Notwithstanding the impact of labour actions, we delivered our full supply commitment of coal volumes to the integrated Sasol value chain through our own production and increased external coal purchases. SSO used additional gas during the strike period to limit the amount of coal required. The labour action resulted in additional once-off costs of R1 billion and external coal purchases of R0,4 billion to ensure continuous supply to SSO. The total cost amounts to R1,4 billion.
We are still ramping up our operations to achieve targeted production run-rates and flexibility in our operations. A business improvement programme to improve productivity and cost efficiency is currently underway. We expect to see our mines return to the targeted level of operational performance in the next
12 months. Due to the lower productivity, our normalised unit cost of production increased by 13% above inflation to R270/ton compared to the prior year. Our business improvement programme is further aimed at limiting these cost increases to inflation with a targeted unit cost of production between R260 – R270/ton for 2018.
Our export coal business benefited from higher global coal prices during the year; however a portion of the volumes were sent to SSO during the strike period.
Exploration and Production International – returning to profitability with focused management of the asset portfolio
Exploration and Production International (E&PI) recorded an operating profit of R585 million compared to an operating loss of R1,8 billion (excluding the impact of the partial impairment of our Canadian shale gas operations of R9,9 billion) in the prior year. This result was achieved through focused management of the asset portfolio and strict cost control. Operating profit includes a translation gain of R337 million versus a translation loss of R695 million in the prior year.
Operating profit from our Mozambican producing operations increased to R2,0 billion from R1,1 billion in the prior year, mainly due to a 2% increase in gas production volumes and the net positive impact of foreign currency translations.
Our Gabon asset recorded an operating profit of R295 million compared to an operating loss of R994 million in the prior year, mainly due to higher sales prices, the partial reversal of an impairment of R197 million and lower depreciation charges. This was offset by an 18% decrease in production volumes resulting from the deferral of drilling activities in line with our RP cash conservation initiatives.
Our Canadian shale gas asset in Montney generated a lower operating loss of R746 million, compared to an operating loss of R1,1 billion (excluding the impact of a partial impairment of R9,9 billion) in the prior year.
Our Canadian gas production volumes increased by 6% compared to the prior year, mainly due to completion activities on existing wells. There were no drilling rigs in operation during the year in line with our RP cash conservation initiatives.

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Overview
(continued)
Strategic Business Units
Performance Chemicals – increased sales volumes, resilient margins
Operating profit of R10 billion increased by 2% on a normalised basis and decreased by 11% in absolute terms compared to the prior year, mainly as a result of significantly lower margins on ammonia due to lower market prices, the impact of a stronger rand and a partial impairment of R527 million (US$38,4 million)
relating to our US Phenolics cash generating unit.
Sales volumes increased by 2% compared to the prior year mainly due to an increase of 2% in Organics volumes. Our Fischer-Tropsch Wax facility in South Africa continues to ramp up and produced 92 thousand tons (kt) of hard wax in 2017, which is in line with our forecast. These additional wax volumes were offset by lower volumes from our European wax facility due to reduced demand.
The European organics products benefited from improved volumes and margins resulting from favourable market conditions. Our US assets benefited from higher ethylene sales prices during the first half of the financial year, but subsequently came under pressure as a result of reduced market prices. Cash fixed costs remained below inflation for the year.
Base Chemicals – increased sales volumes, stronger rand adversely impacted profitability
Operating profit increased by 25% to R5,6 billion compared to the prior year and our operating margin increased from 13% to 16%.
Our normalised operating profit of R5,1 billion is at the mid-point of our previous market guidance, but is 13%
lower compared to the prior year. This is largely due to the stronger exchange rate, which negatively impacted earnings by R2,5 billion in 2017.
Sales volumes increased by 3% mainly as a result of higher volumes from SSO and improved production due to the commissioning of the C3 Expansion project in the prior year. The US dollar basket price of our commodity chemicals improved by 6% compared to the prior year, but this was negated by the stronger rand/US dollar exchange rate. Cash fixed costs, normalised for new business set-up costs and higher costs resulting from the increased ratio of chemicals volumes from SSO, were contained well within inflation.
Energy – strong cost performance, margins remained robust
Operating profit, including equity accounted earnings, of R11,2 billion decreased by R2,9 billion or 20%
compared to the prior year. Normalised operating margins improved by 1% to 21% in 2017.
Normalised operating profit increased by 5% mainly due to higher crude oil prices, solid production performance of ORYX GTL, further positive contributions from our BPEP and RP initiatives, partially negated by a 19% decrease in petrol differentials, stronger rand/US dollar exchange rates and lower liquid fuel sales volumes. In nominal terms, our cash fixed costs increase was contained to less than 1%, well below inflation, due to strict cost control and lower costs allocated from SSO.
Gas sales volumes were 2% lower compared to the prior year mainly due to lower market demand. Our share of power produced at the Central Térmica de Ressano Garcia (CTRG) joint operation in Mozambique amounted to 658 gigaWatt-hours of electricity, 1% higher than the prior year.
ORYX GTL delivered an excellent production performance with an average utilisation rate of 95%, while maintaining a world class safety recordable case rate of zero. ORYX GTL contributed R839 million to operating profit with volumes increasing by 16% compared to the prior year. In Nigeria, Escravos GTL resumed operations after completion of the scheduled maintenance programme with both trains running as expected.
The plant is expected to ramp up towards design capacity during the year.

Sasol Limited Audited Financial Results 2017

Advancing projects to enable future growth
We are encouraged by the headway we are making in delivering on our project pipeline:
○
Growing our footprint in North America:
○
Overall construction on the LCCP continues on all fronts, with most engineering and procurement activities nearing completion. At 30 June 2017, capital expenditure amounted to US$7,5 billion, and the overall project completion was 74%. The total forecasted capital cost for the project remains within the approved US$11 billion budget and project progress is tracking the approved schedule.
This budget includes a contingency which, measured against industry norms for this stage of project completion, is considered sufficient to effectively complete the project to beneficial operation (BO) within the approved budget. Various savings opportunities have been identified and are continuously being implemented to mitigate project risks. Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the budget. We continue to monitor the economics of the project against the backdrop of a challenging macro-economic environment. We rely extensively on the views of independent market consultants in formulating our views on our long-term assumptions. Their views differ significantly, from period to period, which again is indicative of the volatility in the market. For these reasons, the internal rate of return (IRR) for the LCCP, based on these different sets of price assumptions, varies between a range of returns which is both higher and lower than our weighted average cost of capital (WACC). At spot market prices, using the last quarter of 2017 as a reference, the IRR is between 8% to 8,5%. We are of the view that limited structural changes have occurred to market fundamentals since February
2017, when we last published the expected long-term IRR of the project, hence, based on our internal assessment, we are of the view that the IRR is in a range of 7% to 8% (Sasol WACC at 8% in
US$ terms) based on conservative ethane prices. The cracker, however, remains cost competitive and is at the lower end of the cost curve for ethylene producers. We will continue to focus on factors that we can control, which are progressing the cost and schedule of the project according to plan. The updated economics, earnings profile, capital spend and sensitivities are detailed in the Analyst Book available on our website, www.sasol.com.
○
Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and
Polymers USA is essentially complete and we are in the commissioning phase with start-up on track for quarter four in calendar year 2017. The plant will be the largest bi-modal high density polyethylene (HDPE) manufacturing facility in the US (470kt per annum) and is expected to produce some of the most cost competitive performance resins based on Innovene
TM
S technology. The
market conditions continue to be favourable with low feedstock cost and strong polyethylene market demand.
○
Focusing on our asset base in Southern Africa:
○
Our strategic R14 billion mine replacement programme, which will ensure uninterrupted coal supply to SSO in order to support Sasol’s strategy to operate its Southern African facilities until 2050, is nearing completion. Phase 2 of the Impumelelo Colliery project commenced during the first half of the 2016 calendar year and is on track to be completed within budget of R0,9 billion, late in the 2019 calendar year.
○
The development of the Production Sharing Agreement (PSA) licence area in Mozambique remains on budget and schedule. We have successfully drilled and tested four oil wells and two gas wells, and captured 3D seismic over parts of the PSA. Gas reserves look promising and in line with expectations.
We are now anticipating oil production between the mid to lower end of the range anticipated in the Field Development Plan. The surface facilities design and oil field development plan are being optimised in line with the lower volumes, and it is anticipated that substantial capital savings will be realised.

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Overview
(continued)
Maintaining our focus on sustainable value creation
We continued to deliver on our broader sustainability and community contributions during the year:
○
Safety remains a top priority for Sasol. Regrettably, we experienced the loss of five of our colleagues during the year. Our thoughts remain with our colleagues’ families and friends. Our safety RCR for employees and service providers, excluding illnesses, improved to 0,28 at 30 June 2017 (0,29 as at
30 June 2016). We retain our focus on safety and strive for zero harm.
○
During the year, we invested R1,6 billion in skills development and socio-economic development, which includes our Ikusasa programme, bursaries, learnerships and artisan training programmes. The Ikusasa programme focuses on education, health and wellbeing, infrastructure, and safety and security in the
Secunda and Sasolburg regions. In line with our commitment to support our fenceline communities, we increased our investment in Secunda and Sasolburg by 54% to R128 million.
○
While we support the transition to a lower-carbon economy, we are concerned that the proposed carbon tax in South Africa will diminish the country’s competitiveness. It also does not address the structural issues that lie at the heart of the country’s carbon intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax, especially post 2020. This is exacerbated by the fact that the carbon tax is not aligned with the carbon budget system which is currently in the trial phase of implementation. Sasol continues to engage with the South African government on these policy issues.
○
To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes.
We have received decisions on our initial postponement applications from the National Air Quality
Officer, which, while aligned with our requests, imposed stretched targets reflected in our atmospheric emission licences. In some cases shorter postponements were granted and further applications have been made to extend compliance timeframes in line with our committed environmental roadmaps.
○
We continue to measure our comprehensive climate change response in accordance with our key performance indicators. Our total greenhouse gas (GHG) emissions for the financial year 30 June 2017 is 67,6 million tons compared to 69,3 million tons for the prior year. Our GHG emissions intensity
(measured in carbon dioxide equivalent per ton of production) is relatively constant at 3,66 due to lower production resulting from planned shutdowns.  GHG targets in South Africa are being developed in conjunction with the South African government’s process for setting carbon budgets.
○
The improvement in our utility Energy Intensity Index (EII) of 4,2% exceeded our internal target of 1%
improvement for the year for our operations in South Africa. Including our international operations, we improved our EII by 1,67% from the previous financial year.
○
During the year, we paid R35,6 billion in direct and indirect taxes to the South African government.
Sasol remains one of the largest corporate taxpayers in South Africa, contributing significantly to the country’s economy.
○
The revised Mining Charter was published on 15 June 2017. It is intended to ensure alignment between the BBBEE Act and the Mining Charter and introduces a number of new requirements which may have a significant impact on Sasol. Amongst others, it increases the Black Economic Empowerment
(BEE) ownership targets from 26% to 30% and requires an additional payment of 1% of the turnover generated by new mining rights to its BEE shareholders. The Chamber of Mines applied to the High Court for an urgent interdict to suspend the implementation of the revised Mining Charter until such a time as an application for a judicial review of the revised Mining Charter has been dealt with. The Minister of
Mineral Resources announced on 12 July 2017 not to implement the revised Mining Charter pending the completion of the litigation. Sasol is assessing the impact of the revised Mining Charter on its business.

Sasol Limited Audited Financial Results 2017

Business performance outlook* – strong production performance and cost reductions to continue
The current economic climate continues to remain highly volatile and uncertain. While oil price and foreign exchange movements are outside our control and may impact our results, our focus remains firmly on managing factors within our control, including volume growth, security of feedstock supply, cost optimisation, effective capital allocation, focused financial risk management and maintaining an investment grade credit rating.
We expect an overall strong operational performance for 2018, with:
○
Base Chemicals US dollar product prices to recover during the year and our South African Base Chemicals sales volumes to be between 3% to 5% higher than the prior year; in addition our US high-density polyethylene plant will contribute an additional 80kt to 110kt during the second half of the year.
Normalised operating profit is estimated to be between R3 billion to R5 billion;
○
Performance Chemicals sales volumes, excluding merchant ethylene which will now be accounted for in Base Chemicals, to be between 2% to 3% higher, with average margins for the business remaining resilient;
○
Liquid fuels sales volumes to be marginally below 60 million barrels due to planned shutdowns at
Natref;
○
Gas production volumes from the Petroleum Production Agreement to be between 114 bscf and 118 bscf;
○
Average utilisation rate at ORYX GTL in Qatar to exceed 90%;
○
Normalised cash fixed costs to remain in line with SA PPI;
○
Cumulative capital conservation and cash flow contribution from our RP to be close to the upper end of our targeted range of R65 billion to R75 billion by the end of FY18;
○
Capital expenditure, including capital accruals, of R59 billion for 2018 and R37 billion for 2019 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility and other factors;
○
Our balance sheet gearing up to a level of between 35% and 44%;
○
Rand/US dollar exchange rate to range between R13,00 and R14,50; and
○
Average Brent crude oil prices to remain between US$45/bbl and US$55/bbl.
*
The financial information contained in this business performance outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been audited and reported on by the company’s auditors.
Competition law compliance
The South African Competition Commission is conducting proceedings against various petroleum products producers, including Sasol. The Competition Commission has finalised a market inquiry in the South African
LPG market and Sasol is in the process of implementing the Commission’s recommendations. We continue to interact and co-operate with the South African Competition Commission in respect of the areas that are subject to the Commission’s investigations. To the extent appropriate, further announcements will be made in future.

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Overview
(continued)
Tax litigation and contingency
The South African Revenue Service (“SARS”) has issued revised assessments for Sasol Oil (Pty) Ltd
(“Sasol Oil”) relating to a dispute around its international crude oil procurement activities for the 2005 to 2012 tax years. These revisions could result in potential adjustments to the company’s taxable income and an additional tax liability including interest and penalties of approximately R1,2 billion for the periods
2005 to 2014. Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments. SARS' decisions to suspend the payment of this disputed tax for the periods 2005 to 2012 currently remain in force. The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,2 billion has been recognised in the annual financial statements in respect of the 2005 to 2014 matters that remain the subject of the ongoing litigation. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and issued a Notice of Intention to Appeal to the Supreme Court of Appeal on 31 July 2017. The Tax
Court granted Sasol Oil's application for leave to appeal to the Supreme Court of Appeal on 14 August 2017.
SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to
2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June
2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.
In addition, there could be a potential tax exposure of R11,6 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities. Supported by its specialist tax and external legal advisors, Sasol Oil disagrees with SARS' assessment for 2013 and 2014 periods. Accordingly, Sasol Oil has submitted an objection to the revised assessments and requested suspension of payment. Sasol Oil and
SARS have come to a resolution with regards to the request for suspension of payment, resulting in SARS suspending payment for the significant majority of the disputed tax.  Further based on the outcome of the
Tax Court judgement, a possible obligation may arise for the tax years subsequent to 2014, which could give rise to a further contingent liability at 30 June 2017.
Change in directors
Ms GMB Kennealy and Ms ME Nkeli were appointed as Non-executive Directors with effect from 1 March 2017.
Declaration of cash dividend number 76
A final gross cash dividend of South African 780 cents per ordinary share (30 June 2016 – 910 cents per ordinary share) has been declared for the financial year ended 30 June 2017. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the company, as well as capital remaining after payment of the dividend is sufficient to support the current operations for the ensuing year. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 651 439
446 ordinary (including 8 809 886 treasury shares), 25 547 081 preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 624 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 780 cents per share.

Sasol Limited Audited Financial Results 2017

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:
Declaration date Monday, 2 1   August 2017
Last day for trading to qualify for and participate in the final dividend
(cum dividend)
Tuesday, 5   September 2017
Trading ex dividend commences Wednesday, 6 September 2017
Record date Friday, 8   September 2017
Dividend payment date (electronic and certificated register) Monday, 11   September 2017
The salient dates for holders of our American Depository Receipts are1
Ex dividend on New York Stock Exchange (NYSE) Wednesday, 6 September 2017
Record date
Friday, 8 September 2017
Approximate date for currency conversion Tuesday, 12 September 2017
Approximate dividend payment date Thursday, 21 September 2017
1
  All dates are approximate as the NY SE sets the record date after receipt of the dividend declaration.
On Monday, 11 September 2017 , dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will
have their accounts held by their CSDP or broker credited on Monday, 11 September 2017 .   Share certificates
may not be dematerialised or remateri alised between 6 September 2017 and 8 September 2017 , both days inclusive.
On behalf of the Board
Mandla Gantsho
Bongani Nqwababa
Stephe n Cornell
Paul Victor
Chairman
Joint President and Chief
Executive Officer
Joint President and Chief
Executive Officer
Chief Financial Officer
Sasol Limited
18   August 2017

Sasol Limited Audited Financial Results 2017

Income statement
for the year ended 30 June
2015 2016
2017

2017
2016 2015
US$m* US$m*
US$m*

Rm
Rm Rm
16 181 11 911
12 668
Turnover
172 407
172 942 185 266
(7 002) (4 912)
(5 249)
Materials, energy and
consumables used
(71 436)
(71 320) (80 169)
(528) (476)
(471)
Selling and distribution costs
(6 405)
(6 914) (6 041)
(666) (582)
(636)
Maintenance expenditure
(8 654)
(8 453) (7 628)
(1 930) (1 647)
(1 794)
Employee-related expenditure
(24 417)
(23 911) (22 096)
(48) (20)
(36)
Exploration expenditure and
feasibility costs
(491)
(282) (554)
(1 185) (1 127)
(1 190)
Depreciation and amortisation
(16 204)
(16 367) (13 567)
(866) (625)
(922)
Other expenses and income
(12 550)
(9 073) (9 912)
(84) 10
(88)
Translation (losses)/gains
**
(1 201)
150 (959)
(782)
(635)
(834)
Other operating expenses and
income
(11 349)
(9 223)
(8 953)
(70) (888)
(119)
Remeasurement items
(1 616)
(12 892) (807)
179 35
79
Equity accounted profits net of tax
1 071
509 2 057
4 065 1 669
2 330
Operating profit
31 705
24 239 46 549
112 125
115
Finance income
1 568
1 819 1 274
(195) (161)
(240)
Finance costs
(3 265)
(2 340) (2 230)
3 982 1 633
2 205
Profit before tax
30 008
23 718 45 593
(1 260) (598)
(624)
Taxation
(8 495)
(8 691) (14 431)
2 722 1 035
1 581
Profit for the year
21 513
15 027 31 162

Attributable to

2 595 911
1 497
Owners of Sasol Limited
20 374
13 225 29 716
127 124
84
Non-controlling interests in
subsidiaries
1 139
1 802 1 446
2 722 1 035
1 581
21 513
15 027 31 162
US$ US$
US$
Earnings per share
Rand
Rand Rand
4,25 1,49
2,45
Basic earnings per share
33,36
21,66 48,71
4,25 1,49
2,44
Diluted earnings per share
33,27
21,66 48,70
*   Supplementary non-IFRS information. US dollar convenience translation, converted at average exchange rate of
R13,61/US$1 (30 June 2016 – R14,52/US$1; 30 June 2015 – R11,45/US$1).
**   A loss of R1 107 million (30 June 2016 – R920 million gain; 30 June 2015 – R156 million loss) arising from foreign exchange contracts (FECs) has been reclassified from translation (losses)/gains, to other operating expenses and income, in accordance with the recognition of other derivative gains and losses.
The summarised financial statements are presented on a consolidated basis.

Sasol Limited Audited Financial Results 2017

Statement of comprehensive income
for the year ended 30 June

2017
2016 2015

Rm
Rm Rm
Profit for the year
21 513
15 027 31 162
Other comprehensive income, net of tax

Items that can be subsequently reclassified to the
income statement
(8 931)
13 253 3 604
Effect of translation of foreign operations
(10 074)
15 112 3 590
Effect of cash flow hedges
1 821
(2 855) –
Fair value of investments available for sale
11
(7) 16
Tax on items that can be subsequently reclassified to
the income statement
(689)
1 003 (2)
Items that cannot be subsequently reclassified to
the income statement
743
(546) (593)
Remeasurements on post-retirement benefit
obligations
1 114
(877) (847)
Tax on items that cannot be subsequently reclassified
to the income statement
(371)
331 254
Total comprehensive income for the year
13 325
27 734 34 173
Attributable to

Owners of Sasol Limited
12 234
25 890 32 727
Non-controlling interests in subsidiaries
1 091
1 844 1 446

13 325
27 734 34 173

Sasol Limited Audited Financial Results 2017

Statement of ﬁnancial position
at 30 June
2016
2017

2017
2016
US$m*
US$m*

Rm
Rm

Assets

10 541
12 157
Property, plant and equipment
158 773
155 054
7 071
10 010
Assets under construction
130 734
104 011
182
181
Goodwill and other intangible assets
2 361
2 680
892
904
Equity accounted investments
11 813
13 118
42
48
Post-retirement benefit assets
622
614
230
236
Deferred tax assets
3 082
3 389
252
276
Other long-term assets
3 600
3 715
19 210
23 812
Non-current assets
310 985
282 581
72
17
Assets in disposal groups held for sale
216
1 064
1 618
1 943
Inventories
25 374
23 798
2 102
2 310
Trade and other receivables
30 179
30 913
3
210
Short-term financial assets
2 739
42
158
138
Cash restricted for use
1 803
2 331
3 398
2 117
Cash
27 643
49 985
7 351
6 735
Current assets
87 954
108 133
26 561
30 547
Total assets
398 939
390 714

Equity and liabilities

14 072
16 211
Shareholders’ equity
211 711
206 997
368
423
Non-controlling interests
5 523
5 421
14 440
16 634
Total equity
217 234
212 418
5 303
5 690
Long-term debt
74 312
78 015
1 279
1 275
Long-term provisions
16 648
18 810
864
847
Post-retirement benefit obligations
11 069
12 703
43
70
Long-term deferred income
910
631
193
56
Long-term financial liabilities
733
2 844
1 611
1 980
Deferred tax liabilities
25 860
23 691
9 293
9 918
Non-current liabilities
129 532
136 694
136
744
Short-term debt
9 718
2 000
58
57
Short-term financial liabilities
740
855
2 625
3 185
Other current liabilities
41 592
38 611
9
9
Bank overdraft
123
136
2 828
3 995
Current liabilities
52 173
41 602
26 561
30 547
Total equity and liabilities
398 939
390 714
* Supplementary non-IFRS information. US dollar convenience translation, converted at closing rate of R13,06/US$1
(30 June 2016 – R14,71/US$1).

Sasol Limited Audited Financial Results 2017

Statement of changes in equity
for the year ended 30 June

2017
2016 2015

Rm
Rm Rm
Balance at beginning of year
212 418
196 483 174 769
Shares issued on implementation of share options
–
54 144
Share-based payment expense
463
123 501
Long-term incentive scheme converted to equity
settled
645
– –
Total comprehensive income for the year
13 325
27 734 34 173
Dividends paid to shareholders
(8 628)
(10 680) (12 739)
Dividends paid to non-controlling interests in
subsidiaries
(989)
(1 296) (365)
Balance at end of year
217 234
212 418 196 483
Comprising

Share capital
29 282
29 282 29 228
Share repurchase programme
(2 641)
(2 641) (2 641)
Retained earnings
176 714
164 917 161 078
Share-based payment reserve
(12 525)
(13 582) (12 403)
Foreign currency translation reserve
23 285
33 316 18 289
Remeasurements on post-retirement benefits
(1 790)
(2 533) (1 976)
Investment fair value reserve
33
26 42
Cash flow hedge accounting reserve
(647)
(1 788) (7)
Shareholders’ equity
211 711
206 997 191 610
Non-controlling interests
5 523
5 421 4 873
Total equity
217 234
212 418 196 483

Sasol Limited Audited Financial Results 2017

Statement of cash ﬂows
for the year ended 30 June

2017
2016 2015

Rm
Rm Rm
Cash receipts from customers
172 061
175 994 186 839
Cash paid to suppliers and employees
(127 992)
(121 321) (125 056)
Cash generated by operating activities
44 069
54 673 61 783
Dividends received from equity accounted
investments
1 539
887 2 812
Finance income received
1 464
1 633 1 234
Finance costs paid
(3 612)
(3 249) (2 097)
Tax paid
(6 352)
(9 329) (10 057)
Dividends paid
(8 628)
(10 680) (12 739)
Cash retained from operating activities
28 480
33 935 40 936
Total additions to non-current assets
(56 812)
(70 497) (42 645)
Additions to non-current assets
(60 343)
(73 748) (45 106)
Increase in capital project related payables
3 531
3 251 2 461
Additional cash contributions to equity accounted
investments
(444)
(548) (588)
Proceeds on disposals and scrappings
788
569 1 210
Other net cash flow from investing activities
(209)
(558) (62)
Cash used in investing activities
(56 677)
(71 034) (42 085)
Share capital issued on implementation of share
options
–
54 144
Dividends paid to non-controlling shareholders in
subsidiaries
(989)
(1 296) (365)
Proceeds from long-term debt
9 277
34 008 14 543
Repayments of long-term debt
(2 364)
(3 120) (1 663)
Proceeds from short-term debt
4 033
2 901 2 686
Repayments of short-term debt
(1 410)
(3 369) (2 280)
Cash generated by financing activities
8 547
29 178 13 065
Translation effects on cash and cash equivalents
(3 207)
7 069 3 095
(Decrease)/increase in cash and cash equivalents
(22 857)
(852) 15 011
Cash and cash equivalents at beginning of year
52 180
53 032 38 021
Cash and cash equivalents at end of year
29 323
52 180 53 032

Sasol Limited Audited Financial Results 2017

Salient features
for the year ended 30 June

2017
2016 2015
Selected ratios

Return on equity %
9,7
6,6 16,4
Finance costs cover times
9,2
8,0 22,8
Net borrowings to shareholders’ equity
(gearing)
%
26,7
14,6 (2,8)
Dividend cover – Headline earnings per
share
times
2,8
2,8 2,7
Share statistics

Total shares in issue million
679,8
679,8 679,5
Sasol ordinary shares in issue million
651,4
651,4 651,1
Treasury shares (share repurchase
programme)
million
8,8
8,8 8,8
Weighted average number of shares million
610,7
610,7 610,1
Diluted weighted average number of
shares
million
612,4
610,7 610,2
Share price (closing) Rand
366,50
397,17 450,00
Market capitalisation – Sasol ordinary
shares
Rm
238 738
258 717 292 995
Market capitalisation – Sasol BEE
ordinary shares
Rm
866
892 994
Net asset value per share Rand
348,27
340,51 315,36
Dividend per share Rand
12,60
14,80 18,50
– interim Rand
4,80
5,70 7,00
– final Rand
7,80
9,10 11,50
Other financial information

Total debt (including bank overdraft) Rm
84 153
80 151 42 919
– interest bearing Rm
82 849
79 175 42 187
– non-interest bearing Rm
1 304
976 732
Finance expense capitalised Rm
2 764
2 253 1 118
Capital commitments (subsidiaries and
joint operations)
Rm
90 736
137 286 116 236
– authorised and contracted for Rm
154 739
143 380 109 448
– authorised but not yet contracted for Rm
61 673
95 590 66 266
– less expenditure to the end of year Rm
(125 676)
(101 684) (59 478)

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Salient features
(continued)

2017
2016
2015
Capital commitments (equity
accounted investments)
Rm
584
608
648
– authorised and contracted for
Rm
292
175
716
– authorised but not yet contracted for
Rm
573
756
691
– less expenditure to the end of year
Rm
(281)
(323)
(759)
Significant items in operating profit

Directors' remuneration, excluding
long-term incentives
Rm
77
71
91
Share appreciation rights with
performance targets granted to
directors – cumulative
3
000
147
518
535
Long-term incentive rights granted to
directors – cumulative
3
000
303
290
195
Sasol Inzalo share rights granted to
directors – cumulative
3
000
20
25
25
Effective tax rate
%
28,3
36,6
31,7
Adjusted effective tax rate
1
%
26,5
28,2
33,0
Number of employees
2
number
30 900
30 100
30 919
Average crude oil price – dated Brent
US$/barrel
49,77
43,37
73,46
Average rand/US$ exchange rate
1US$ = Rand
13,61
14,52
11,45
Closing rand/US$ exchange rate
1US$ = Rand
13,06
14,71
12,17
1
Effective tax rate adjusted for equity accounted investments, remeasurement items and once-off items.
2   The total number of employees includes permanent and non-permanent employees and the group’s share of employees within joint operations, but excludes contractors and equity accounted investments’ employees.
3   Ms VN Fakude resigned as director with effect from 31 December 2016, long-term incentive rights, share appreciation rights and Inzalo share rights attributable to her are retained, subject to appropriate service penalties, with unchanged vesting periods.

Sasol Limited Audited Financial Results 2017

2017
2016
2015

Rm
Rm
Rm
Reconciliation of headline earnings

Earnings attributable to owners of Sasol
Limited

20 374
13 225
29 716
Effect of remeasurement items for
subsidiaries and joint operations

1 616
12 892
807
Impairment of property, plant and
equipment

415
8 424
294
Impairment of assets under construction

1 942
3 586
2 555
Impairment of goodwill and other
intangible assets

120
310
3
Impairment of other assets

–
–
1
Reversal of impairment

(1 136)
–
(2 036)
Fair value write down – assets held for sale

64
–
–
Profit on disposal of non-current assets

(21)
(389)
(93)
(Profit)/loss on disposal of investments in
businesses

(51)
226
410
Scrapping of non-current assets

283
1 099
549
Write-off of unsuccessful exploration wells

–
(3)
–
Realisation of foreign currency translation
reserve

–
(361)
(876)
Tax effects and non-controlling interests

(539)
(846)
(165)
Effect of remeasurement items for equity
accounted investments

14
13
(1)
Headline earnings

21 465
25 284
30 357
Headline earnings adjustments per
above

■
Mining

6
31
31
■
Exploration and Production International

(6)
9 963
3 126
■
Energy

1 844
1 267
(104)
■
Base Chemicals

(901)
1 723
93
■
Performance Chemicals

663
55
(1 804)
■
Group Functions

10
(147)
(535)
Remeasurement items

1 616
12 892
807
Headline earnings per share
Rand
35,15
41,40
49,76
Diluted headline earnings per share
Rand
35,05
41,40
49,75
The reader is referred to the definitions contained in the 2017 Sasol Limited financial statements.

Sasol Limited Audited Financial Results 2017

Basis of preparation
The summarised consolidated financial statements are prepared in accordance with the JSE Limited's
(JSE) Listings Requirements for summary financial statements, and the requirements of the Companies
Act applicable to summary financial statements. The JSE requires summary financial statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards as issued by the International Accounting Standards Board
(IFRS), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34, Interim Financial Reporting.
The summarised consolidated financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting
Standards Board. These summarised consolidated financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value. The summarised consolidated financial statements are presented in South African rand, which is Sasol Limited’s functional and presentation currency. The accounting policies applied in the preparation of these summarised consolidated financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2017. The summarised consolidated financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the summarised consolidated financial statements. Paul Victor CA(SA), Chief Financial Officer, is responsible for this set of summarised consolidated financial statements and has supervised the preparation thereof in conjunction with the Senior Vice President: Financial Control Services, Brenda Baijnath CA(SA).
Related party transactions
The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm’s length basis at market rates with related parties.
Financial instruments
Fair value
Fair value is determined using valuation techniques as outlined unless the instrument is listed in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The table below represents significant financial instruments measured at fair value at reporting date, or for which fair value is disclosed at 30 June 2017. The US dollar bond, the interest rate swap, the crude oil put options, the zero-cost foreign exchange collars and the coal swaps were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Financial instruments have been classified into the hierarchical levels in line with
IFRS 13.
Level 1
Quoted prices in active markets for identical assets or liabilities.
Level 2 Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).
Level 3 Inputs for the asset or liability that are unobservable.

Sasol Limited Audited Financial Results 2017

IFRS 13 fair
Carrying
value
Fair value
Valuation
Instrument
value hierarchy
Rm
Rm
method
Significant inputs
Listed long-term
debt
Level 1
13 014
13 365
Fair value
Quoted market price
for the same or
similar instruments
Derivative financial
assets and
liabilities
Level 2
1 271
1 271
Forward rate
interpolator
model,
discounted
expected cash
flows, numerical
approximation,
as appropriate
Foreign exchange
rates, market
commodity prices,
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Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Independent audit by the auditors:

These summarised consolidated financial statements, including the segment report for the year ended 30 June 2017, have been audited by PricewaterhouseCoopers Inc., who expressed an unmodified opinion thereon. The individual auditor assigned to perform the audit is Mr PC Hough. The auditor also expressed an unmodified opinion on the annual financial statements from which these summarised consolidated financial statements were derived. A copy of the auditor's report on the summarised consolidated financial statements and of the auditor's report on the annual consolidated financial statements are available for inspection at the company's registered office, together with the financial statements identified in the respective auditor's reports. The auditor's report does not necessarily report on all of the information contained in this announcement of financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying summarised consolidated financial statements from the company's registered office.

Sasol Limited Audited Financial Results 2017

Sasol Limited Group
Registered office: Sasol Place, 50 Katherine Street, Sandton, Johannesburg 2090
PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Ltd, 15 Biermann Avenue, Rosebank 2196
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370 5000 Fax: +27 11 688 5248
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
Directors (Non-executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr MJ Cuambe (Mozambican)*,
Mr HG Dijkgraaf (Dutch)^, Ms GMB Kennealy*, Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*,
Mr MJN Njeke*, Ms ME Nkeli*, Mr PJ Robertson (British and American)*, Mr S Westwell (British)*
Directors (Executive): Mr SR Cornell (Joint President and Chief Executive Officer) (American),
Mr B Nqwababa (Joint President and Chief Executive Officer), Mr P Victor (Chief Financial Officer)
*Independent ^Lead independent director
Company Secretary: Mr VD Kahla
Company registration number: 1979/003231/06, incorporated in the Republic of South Africa
Income tax reference number: 9520/018/60/8
JSE
NYSE
Ordinary shares

Share code:
SOL
SSL
ISIN:
ZAE000006896
US8038663006

Sasol BEE Ordinary shares

Share code:
SOLBE1
ISIN:
ZAE000151817
American depository receipts (ADR) program:
Cusip number 803866300
ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd Floor, 101 Barclay Street, New York, NY 10286,
United States of America
Disclaimer – Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP) oil and gas reserves and cost reductions, including in connection with our BPEP,
RP and our business performance outlook. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”,
“could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 27 September 2016 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June.
Any reference to a calendar year is prefaced by the word “calendar”.
Comprehensive additional information is available on our website: www.sasol.com

www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2017 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary